PRESS RELEASE

Sanofi Pasteur Provides Key Support to the Human Vaccines Project

- The research program is designed to accelerate the development of vaccines by decoding the human immune system -

Lyon, France - January 14, 2016 - Sanofi Pasteur, the vaccines division of Sanofi, has signed an agreement with the Human Vaccines Project Inc. to partially fund the non-profit, public-private partnership convening leading academic researchers and industrial partners to solve the primary problems impeding vaccine/immunotherapy development by “decoding” the human immune system. The Project is a global consortium.

Sanofi Pasteur is supporting the Project by providing research funding to oversee, coordinate and conduct the scientific and administrative activities of the Human Vaccines Project Research Program this year. The funds will be used by the Project to launch and execute pilot studies, build partnerships with and across the stakeholder community, and set up the infrastructure and operational support for the Human Vaccines Project Research Program.

The Project, which has been endorsed as potentially transformative by 35 of the world’s leading vaccine scientists, seeks to raise $1 billion over a decade. The Project was incubated at the International AIDS Vaccine Initiative (IAVI) and is supported by leading academic research centers, industrial partners, and nonprofits to address the primary scientific barriers to developing new vaccines and immunotherapies.

“Sanofi Pasteur is proud to join this effort to accelerate and transform vaccine development for major and emerging infectious diseases as well as to better understand human immunology, which may be applicable toward disease management of other chronic disease states,” commented Jim Tartaglia, PhD, Sanofi Pasteur’s R&D Vice President for New Vaccine Projects. “The Project’s partnerships with industrial and non-profit product developers are key to ensuring that technological breakthroughs are rapidly translated into new products.”

As a member of the Industry Advisory Committee, Sanofi Pasteur will provide input on the Human Vaccines Project Research Program, review both published and unpublished data, and participate at various scientific workshops to be held by the Project. Sanofi Pasteur will be represented by R&D Vice President for Translational Science & Biomarkers Kent Kester, M.D.

“A better understanding of human immunity holds the key to accelerating the vaccine and immunotherapy development for complex global diseases such as HIV, tuberculosis, emerging infectious diseases and cancers,” according to Dr. Kester. “And since vaccines are among the greatest successes in the history of public health, having led to the eradication of smallpox, near eradication of polio, prevention of 2-3 million deaths per year, and dramatic reductions in human suffering and healthcare costs, the Project makes sense for all of us,” he continued.

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris ((EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers a broad range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

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Contacts:

Global Media Relations	U.S. Media Relations
Alain Bernal	Susan Watkins
T. +33-4-37-37-50-38	T. +570-957-2563
alain.bernal@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.com

Investor Relations

Sébastien Martel

T. + 33 1 53 77 45 45

ir@sanofi.com

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